UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

           NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                     OF THE INVESTMENT COMPANY ACT OF 1940

      The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

                         -------------------------------

Name:  AllianceBernstein Corporate Shares

Address of Principal Business Office:

           1345 Avenue of the Americas
           New York, New York  10105
           Telephone Number: (212) 969-2155

Name and address of agent for service of process:

           Andrew L. Gangolf
           c/o Alliance Capital Management L.P.
           1345 Avenue of the Americas
           New York, New York  10105

Check Appropriate Box:

      Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

           Yes [X]           No [_]

                                   SIGNATURES

      A copy of the Agreement and Declaration of Trust of AllianceBernstein Corporate Shares is on file with the Secretary of State of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

      Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and state of New York on the 26th day of January, 2004.

                                              ALLIANCEBERNSTEIN CORPORATE SHARES

           [SEAL]                             By: /s/ Marc O. Mayer
                                                  ------------------------------
                                                  Marc O. Mayer
                                                  President and CEO

Attest:  /s/ Andrew L. Gangolf
         ---------------------
         Andrew L. Gangolf
         Assistant Clerk


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